 Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2024

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

PSYENCE BIOMEDICAL LTD.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 11, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

1. **Election of Directors.**

	FOR	WITHHOLD
(1) Jody Aufrichtig	☐	☐
(2) Christopher Bull	☐	☐
(3) Dr. Neil Maresky	☐	☐
(4) Seth Feuerstein	☐	☐
(5) Marc Balkin	☐	☐

2. **Appointment of Auditors —** To appoint MNP LLP, Chartered Professional Accountant, as the corporation's auditor, and to authorize the directors to fix the remuneration to be paid to the auditor. FOR ☐ WITHHOLD ☐

3. **Amendment to 2023 Equity Incentive Plan —** Approve amendments to the corporation's 2023 Equity Incentive Plan to increase the number of common shares available for issuance under such plan and to allow for an annual automatic increase of the common shares available for issuance under the plan to an amount equal to 15% of the then issued and outstanding common shares of the corporation, or a lesser amount as designated by the board of the corporation, as further described in the Management Information Circular. FOR ☐ WITHHOLD ☐

4. **Share Consolidation —** Approve the proposed consolidation of the common shares of the corporation, as described in the Management Information Circular. FOR ☐ WITHHOLD ☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2024**

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

2024 NOTES TO PROXY To view The Management Information Circular and related materials are also available at: https://www.cstproxy.com/psyence/2024 1.Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual General Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.2.If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.3.This proxy should be signed in the exact manner as the name appears on the proxy.4.If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.5.The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.6.The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.7.This proxy confers discretionary authority in respect of amendments to matters identified in the Management Information Circular or other matters that may properly come before the meeting.8.This proxy should be read in conjunction with the accompanying documentation provided by Management.9.The Management Information Circular and related materials are also available at: https://www.cstproxy.com/psyence/2024 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXYTHIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENTPSYENCE BIOMEDICAL LTD.The undersigned appoints Neil Maresky or failing this person, Warwick Corden-Lloyd, and each of them, as proxies, each with full power of substitution and to attend, act, and to vote for and on behalf of the holder all of the common shares of Psyence Biomedical Ltd., held of record by the undersigned at the close of business on October 10, 2024, in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Psyence Biomedical Ltd. to be held at 1700 Broadway, 40th Floor, New York, New York 10019 on Tuesday, November 12, 2024 at 9:00 a.m. (Eastern Time) or at any adjournment thereof.THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.(Continued and to be marked, dated and signed, on the other side)